MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.,
V6B 2X6

Tel: (604) 689-1659
Fax: (604) 689-1722

May 17, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attention: H. Roger Schwall, Assistant Director
Division of Corporate Finance
Washington, D.C. 20549-0405
U.S.A.

Re:	Miranda Gold Corp. (the “Company”)
Form 20-F for the year ended August 31, 2004
File No. 0-27760

Dear Sirs:

Further to the Closing Comments in your letter dated April 13, 2005, the Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MIRANDA GOLD CORP.

Aileen Lloyd
Director